UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 21, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

GCI, Inc. - File No. 000-05890
General Communication, Inc. - File No. 001-15279

CF#35614

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GCI, Inc. and General Communication, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from Exhibits to Forms 10-Q filed on November 2, 2017.

Based on representations by GCI, Inc. and General Communication, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.1	through March 31, 2021
Exhibit 10.2	through March 31, 2021
Exhibit 10.3	through March 31, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary